Exhibit 99.h(8)

AMENDED AND RESTATED SCHEDULE A
TO THE OPERATING EXPENSE LIMITATION AGREEMENT
BETWEEN BROADMARK FUNDS AND BROADMARK ASSET MANAGEMENT LLC,
DATED DECEMBER 3, 2012

Intending to be legally bound, the undersigned hereby amend and restate Schedule A to the aforesaid Agreement to include the Broadmark Tactical Fund as of April 18, 2013:

Maximum Operating Expense Limits

Fund Name and Class of Shares	Maximum Operating Expense Limit*
Broadmark Tactical Plus Fund
Investor Shares	1.84%
Institutional Shares	1.49%

Broadmark Tactical Fund
Investor Shares	1.76%
Institutional Shares	1.41%

* Expressed as a percentage of average daily net assets.

All signatures need not appear on the same copy of this Amended and Restated Schedule A.

BROADMARK FUNDS	BROADMARK ASSET MANAGEMENT LLC

By: /s/ Christopher J. Guptill	By: /s/ Christopher J. Guptill
Name: Christopher J. Guptill	Name: Christopher J. Guptill
Title: President	Title: Chief Executive Officer